FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF SECURITIES ACT (NOVA SCOTIA),
SECTION 73 OF SECURITIES ACT (QUEBEC),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

March 30, 2004

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On March 30, 2004, SpectrumGold Inc. and NovaGold Resources Inc. announced that they have entered into an agreement under which their businesses will be combined and NovaGold will acquire through a plan of arrangement all of the approximately 44% of the common shares of SpectrumGold not currently held by NovaGold. The combined assets will include in excess of $60 million in cash. The combined total net resource base after all earn-ins would include 17 million ounces of gold, 93 million ounces of silver, and 7.8 billion pounds of copper.

Item Five - Full Description of Material Change

Under the plan of arrangement, NovaGold will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) will be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. For SpectrumGold shareholders, this represents an approximately 34.9% premium to the 90 day average trading price of the common shares of both companies. Shareholders of SpectrumGold will receive in total approximately 8,600,000 (10,500,000 fully diluted) common shares of NovaGold Resources Inc. representing 13.7% (16.2% fully diluted) of the total 62,700,000 (64,700,000 fully diluted) common shares of NovaGold that will then be outstanding.

The management team for the combined company will remain the same and NovaGold’s board of directors will remain unchanged.

Due to NovaGold’s shareholding in SpectrumGold, the plan of arrangement will constitute a “related party transaction” of SpectrumGold under Ontario Securities Commission Rule 61-501 and Policy Q-27 of Quebec’s Agence nationale d’encadrement du secteur financier (the “Related Party Rules”). Each company established an independent committee to consider the transaction. The SpectrumGold independent committee has retained Canaccord Capital Corporation to provide it a fairness opinion as well as an independent valuation in compliance with the Related Party Rules. The NovaGold independent committee has retained Salman Partners Inc. to provide it a fairness opinion.

The plan of arrangement is subject to, among other things, finalization of formal documentation, receipt by each independent committee of a final fairness opinion, receipt by the SpectrumGold independent committee of the independent valuation in compliance with the Related Party Rules, approval by SpectrumGold shareholders (other than NovaGold) in compliance with the Related Party Rules, and receipt of all regulatory approvals including the approval from the Toronto Stock Exchange and American Stock Exchange for the listing of the NovaGold common shares to be issued under the plan of arrangement.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 31st day of March, 2004 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

NovaGold To Acquire Remaining Shares of SpectrumGold

30th March 2004 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) and SpectrumGold Inc. (TSX: SGX)

NovaGold Resources Inc. and SpectrumGold Inc. have entered into an agreement under which their businesses will be combined and NovaGold will acquire through a plan of arrangement all of the approximately 44% of the common shares of SpectrumGold not currently held by NovaGold. The companies believe that this transaction offers significant benefits to each company and their respective shareholders by forming an exploration focused company with three of the largest undeveloped resources in North America and one of the strongest growth profiles of any emerging producer. The combined assets will include in excess of $60 million in cash and one of the largest resource bases in gold, silver and copper of any advanced exploration stage precious metals company. The combined total net resource base after all earn-ins would include 17 million ounces of gold, 93 million ounces of silver, and 7.8 billion pounds of copper.

Under the plan of arrangement, NovaGold will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) will be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. For SpectrumGold shareholders, this represents an approximately 34.9% premium to the 90 day average trading price of the common shares of both companies. Shareholders of SpectrumGold will receive in total approximately 8,600,000 (10,500,000 fully diluted) common shares of NovaGold Resources Inc. representing 13.7% (16.2% fully diluted) of the total 62,700,000 (64,700,000 fully diluted) common shares of NovaGold that will then be outstanding.

The combination will provide the following advantages to the shareholders of both companies:

  A diversified portfolio of world-class mineral properties in the US and Canada.
  Stronger corporate balance sheet to assist project development.
  Enhanced liquidity and broadened shareholder base.
  Increased institutional investment exposure through the larger market capitalization.
  A single company focus, and reduced administrative and regulatory costs.

“We believe that this combination of NovaGold and SpectrumGold is a true win-win for the shareholders of both companies. The new NovaGold will be a unique precious metals focused emerging metals producer with three of the largest development stage projects in the world with Donlin Creek, Ambler and Galore Creek,” said Rick Van Nieuwenhuyse, President and CEO, “In particular, the development sequence of our combined projects will allow us to rapidly grow to a quality mid-tier North American producer.”

The management team for the combined company will remain the same and NovaGold’s board of directors will remain unchanged.

Due to NovaGold’s shareholding in SpectrumGold, the plan of arrangement will constitute a “related party transaction” of SpectrumGold under Ontario Securities Commission Rule 61-501 and Policy Q-27 of Quebec’s Agence nationale d’encadrement du secteur financier (the “Related Party Rules”). Each company established an independent committee to consider the transaction. The SpectrumGold independent committee has retained Canaccord Capital Corporation to provide it a fairness opinion as well as an independent valuation in compliance with the Related Party Rules. The NovaGold independent committee has retained Salman Partners Inc. to provide it a fairness opinion.

The plan of arrangement is subject to, among other things, finalization of formal documentation, receipt by each independent committee of a final fairness opinion, receipt by the SpectrumGold independent committee of the independent valuation in compliance with the Related Party Rules, approval by SpectrumGold shareholders (other than NovaGold) in compliance with the Related Party Rules, and receipt of all regulatory approvals including the approval from the Toronto Stock Exchange and American Stock Exchange for the listing of the NovaGold common shares to be issued under the plan of arrangement.

Conference Call Scheduled for Wednesday, March 31st

NovaGold and SpectrumGold will hold a joint conference call and webcast on Wednesday, March 31st, 2004 at 11:00 AM Eastern Time (8:00 AM Pacific). NovaGold and SpectrumGold will discuss their planned combination and give an update on their combined projects. To participate in the conference call, please dial 416-405-8532 or toll free 1-877-295-2825. Live audio of the conference call will be simultaneously broadcast via NovaGold's website www.novagold.net.

The call will also be available for replay until April 7, 2004 by calling 416-695-5800 or 1-800-408-3053 and using the pass code 3029273. The audio recording and text transcript of the call will be archived on the NovaGold website.

About SpectrumGold

SpectrumGold is a 56%-owned subsidiary of NovaGold Resources Inc. and is listed on the Toronto Stock Exchange under the symbol SGX. SpectrumGold has 25.5 million shares outstanding and holds options for 100% interests in the 5 million ounce Galore Creek gold-silver-copper project and several other early to advanced stage exploration properties in Western Canada. More information is available online at: www.spectrumgold.net

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing five separate million-plus-ounce gold deposits toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America: the Donlin Creek project in partnership with Placer Dome, the Ambler Project with Kennecott/Rio Tinto, and the Galore Creek project through SpectrumGold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any junior precious metals company. More information is available online at: www.novagold.net

For more information contact:
Don MacDonald, CA, Senior VP & CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Companies’ projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.